UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                  15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                             Commission File Number

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                   1, Vassilissis Sofias Meg. Alexandrou Str.
                                 151 24 Maroussi
                                     Greece

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. on October 13, 2006 announcing the sale of the M/T Soundless.

                                                                       Exhibit 1

[GRAPHIC OMITTED]


NEWS RELEASE for October 13, 2006
----------------------------------

Contact:        Michael Mason (investors)         Stamatis Tsantanis, CFO
                Allen & Caron Inc                 TOP Tankers Inc
                212 691 8087                      011 30 210 812 8199
                michaelm@allencaron.com           snt@toptankers.com


                 TOP TANKERS ANNOUNCES SALE OF THE M/T SOUNDLESS

ATHENS, GREECE (October 13, 2006) ... TOP Tankers Inc (Nasdaq:TOPT), announced today the sale of Soundless, a 46,185 Dwt, double-hull Handymax tanker built in 1999. The sale will result in a book profit of approximately $3 million, which will be recognized in the 4th quarter of 2006. The vessel is expected to be delivered to its new owners within the next 60 days.

About TOP Tankers Inc
-------------------------

     TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. Upon delivery of the vessels Taintless and Soundless to their new owners, the Company will operate a fleet of 25 tankers, consisting of 13 double-hull Suezmax tankers and 12 double-hull Handymax tankers, with a total carrying capacity of approximately 2.5 million dwt, of which 85% are sister ships. Sixteen of the Company's 25 tankers will be on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.

Forward Looking Statement
-------------------------

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

                               MORE - MORE - MORE

TOP TANKERS ANNOUNCES SALE OF M/T TAINTLESS
Page 2-2-2

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

     Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                     # # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      TOP TANKERS INC.


Dated: October 17, 2006               By   /s/ Stamatis N. Tsantanis
                                          -----------------------------------
                                           Name: Stamatis N. Tsantanis
                                           Title:   Chief Financial Officer


SK 23116 0001 711768